July 25, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Drory

Re:	Acceleration Request of Singular Genomics Systems, Inc.

Registration Statement on Form S-3

Filed July 19, 2022

(File No. 333-266221)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Singular Genomics Systems, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Wednesday, July 27, 2022, or as soon thereafter as practicable.

The Company hereby authorizes Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. If you should have any questions, please contact Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8046.

Very truly yours,

/s/ Dalen Meeter
Dalen Meeter
Senior Vice President, Finance